[Debevoise & Plimpton LLP Letterhead]

July 27, 2009

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 3561

Re:	HD Supply, Inc.
Registration Statement on Form S-4
File No. 333-159809

Dear Mr. Owings,

This letter sets forth the responses of HD Supply, Inc. (the “Company”) to the comments contained in your letter, dated July 23, 2009, relating to Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2009. The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

The Company is filing, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.

Exhibit 5.1 Opinion of Debevoise & Plimpton LLP

1.	Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to “General Corporation law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please ensure that counsel files this written correspondence on EDGAR.

In response to the Staff’s comment, and as discussed telephonically with Christopher Chase on July 23, 2009, we have revised our legal opinion accordingly. The Company has filed the revised opinion with Amendment No. 2 as Exhibit 5.1.

Exhibit 5.2 Opinion of Holland & Hart LLP

2.	Please have counsel revise the last paragraph of the legal opinion to remove any implication that it cannot be relied upon as part of your filing. We understand that counsel has consented to including the opinion as an exhibit and to Debevoise & Plimpton relying upon it, but we note the statement that the opinion “may not be furnished to…or relied upon by, any other person without the prior written consent of this Firm.”

In response to the Staff’s comment, Holland & Hart LLP has revised the last paragraph of its legal opinion to remove any implication that it cannot be relied on as part of the Company’s filing. The Company has filed the revised opinion with Amendment No. 2 as Exhibit 5.2.

3.	We note that counsel states in the last sentence of its opinion that the “opinions expressed herein are as of the date hereof … and we make no undertaking to amend or supplement such opinions….” Please have counsel revise the opinion to state that they have no obligation to update the opinion after the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

In response to the Staff’s comment, Holland & Hart LLP has revised the last sentence of its legal opinion to state that they have no obligation to update the opinion after the date of effectiveness. The Company has filed the revised opinion with Amendment No. 2 as Exhibit 5.2.

Exhibit 5.3 Opinion of Holland & Knight LLP

4.	We note that counsel states in the third paragraph on page six that its opinion speaks as of 8:00 a.m. EST on July 10, 2009 and disclaims “any obligation to provide you with any subsequent opinion or advice by reason of any future changes to events….” Please have counsel revise the opinion to state that they have no obligation to update the opinion after the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

In response to the Staff’s comment, Holland & Knight LLP has revised the third paragraph on page six of its legal opinion to state that they have no obligation to update the opinion after the date of effectiveness. The Company has filed the revised opinion with Amendment No. 2 as Exhibit 5.3.

Exhibit 5.4 Opinion of Morris, Nichols, Arsht & Tunnell LLP

5.	Please have counsel revise the last paragraph of the legal opinion to remove any implication that it cannot be relied upon as part of your filing. We understand that counsel has consented to including the opinion as an exhibit and to Debevoise & Plimpton relying upon it, but we note the statement that “the opinion set forth above is expressed solely for the benefit of the addressees hereof … and may not be relied upon for any other purpose or by any other entity without [Morris, Nichols, Arsht & Tunnell LLP’s] consent.”

In response to the Staff’s comment, Morris, Nichols, Arsht & Tunnell LLP has revised the last paragraph of its legal opinion to remove any implication that it cannot be relied on as part of the Company’s filing. The Company has filed the revised opinion with Amendment No. 2 as Exhibit 5.4.

6.	We note that counsel states in the last paragraph that its opinion speaks only as the date thereof and that counsel undertakes “no obligation to update or supplement the opinion” after such date. Please have counsel revise the opinion to state that they have no obligation to update the opinion after the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

In response to the Staff’s comment, Morris, Nichols, Arsht & Tunnell LLP has revised the last sentence of its opinion to state that they have no obligation to update the opinion after the date of effectiveness. The Company has filed the revised opinion with Amendment No. 2 as Exhibit 5.4.

Exhibit 5.5 Opinion of Dykema Gossett PLLC

7.	Please have counsel revise the last paragraph of the legal opinion to remove any implication that it cannot be relied upon as part of your filing. We understand that counsel has consented to including the opinion as an exhibit and to Debevoise & Plimpton relying upon it, but we note the statement that “without our prior written consent, this opinion may not be furnished or quoted to, or relied upon by, any other person or entity for any purpose.”

In response to the Staff’s comment, Dykema Gossett PLLC has revised the last paragraph of its legal opinion to remove any implication that it cannot be relied on as part of the Company’s filing. The Company has filed the revised opinion with Amendment No. 2 as Exhibit 5.5.

Exhibit 99.1 Form Letter of Transmittal

8.	Please revise to remove the language in the letter of transmittal requiring the note holder to acknowledge that he/she has “reviewed” the Letter of Transmittal and Prospectus as it is inappropriate for issuers to require representations that operate as disclaimers or waivers of rights.

In response to the Staff’s comment, the Company has revised the Letter of Transmittal accordingly and has filed the revised version with Amendment No. 2 as Exhibit 99.1.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call Steven Slutzky at (212) 909-6036, Paul Rodel at (212) 909-6478 or Sharon Han at (212) 909-6550.

Sincerely,

/s/ Steven J. Slutzky
Steven J. Slutzky

cc:	Anthony Watson
Robyn Manuel
Christopher Chase
Securities and Exchange Commission

Ricardo Nunez, Esq.
HD Supply, Inc.